September 11, 2025

Mr. Raymond A. Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rayliant Funds Trust, File Nos. 333-286029 and 811-24067 (the “Registrant”)

Dear Mr. Be

On July 14, 2025, the Registrant filed a pre-effective amendment to its registration statement on Form N1-A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Rayliant ChinaAMC Transformative China Tech ETF, (the “Fund”). On July 24, 2025, Christina DiAngelo Fettig provided comments by phone to Abigail Ophir and on August 19, 2025 you provided comments by phone to Abigail Ophir.

Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to submit this letter on its behalf.

Fund Summary

Principal Investment Strategies

Comment 1: Please clarify whether the issuers comprising the Underlying Index are required to possess every bullet point listed on page 2.

Response: The Registrant has made the requested changes.

Comment 2: We note that “companies” in the first bullet point is capitalized. Please address whether “companies” refers to a defined term or should be un-capitalized.

Response: The Registrant has made the requested edit.

Comment 3: Please clarify whether the Underlying Index screens out investments that would be ineligible for U.S. investors (e.g. companies on U.S. sanction lists, etc.).

Response: The Registrant has made the requested changes.

Principal Investment Risks

Comment 4: Investments in Investment Companies Risk. The disclosure states “…if the Fund invests in pooled investment vehicles that are not registered under the Investment Company Act of 1940, as amended, such investments will not be afforded the regulatory protections established under U.S. law.” Please supplementally explain to the extent to which the Fund will invest in pooled investment vehicles and how it intends to comply with the Liquidity Rule. To the extent this is not a principal risk, please consider removing it.

Mr. Raymond A. Be

September 11, 2025

Response: The Registrant deleted the “Investments in Investment Company Risk”.

Prospectus

Principal Investment Strategies

Comment 5:

(1) The Staff notes that the list describing the issuers that composed the Underlying Index does not appear consistent with the list in the Item 4 disclosure. Please harmonize both disclosures.

(2) Please clarify whether the bullet points are inclusive.

Response:

(1) The Registrant notes the inconsistent disclosures and made edits so the Item 4 and Item 9 disclosures are aligned.

(2) The Registrant has made the requested changes.

Comment 6: The Staff notes that some of the requirements for the issuers composing the Underlying Index do not appear to be tied to China, such as being listed on NYSE and Nasdaq, headquartered or incorporated in Ireland, or being named on the Solactive GBS Global Markets All Cap Index PR. To the extent these criteria remain, please clarify how such components will be tied to China.

Response: The Registrant has made the requested changes.

Comment 7: The Staff notes that “the percentile ranks for each company are then calculated based on the Average Research & Development expenditure and Average Research & Development Expenditure-to-Revenue-Ratio over the past three years.” Please better explain how these numbers are derived.

Response: The Registrant notes that average research & development expenditure refers to the average amount a company spends on research over a given time and the average research & development expenditure revenue ratio refers to the ratio of average research & expenditure to its revenues over a given time. The Registrant further notes that Underlying Index reviews the average research & development expenditure and the average research & development expenditure revenue ratio over a three year period.

Mr. Raymond A. Be

September 11, 2025

Statement of Additional Information

Management

Comment 8: Please confirm supplementally that Messrs. Scott and Katz business experience descriptions in the “Interested Trustee and Officers” table are for the past five years.

Response: The Registrant revised the disclosure to include Messrs. Scott and Katz business experience descriptions for the past five years.

Accounting Comments

Comment 9: We understand from the cover letter that the Registrant no longer seeks to register Rayliant ChinaAMC Select China 500 ETF and Affinity World Leaders Equity ETF. Please consider updating the status of those funds to inactive in EDGAR.

Response: The Registrant will update the status of those funds to inactive in EDGAR.

Comment 10: Please harmonize the description of “unitary fee structure” on page 25 of the Statement of Additional information with the description provided in footnote 1 under the Fund’s fee table on page 1 of the Prospectus. Additionally, please make sure the description of the “unitary fee structure” is consistent throughout the Registration Statement and agrees with the Fund’s actual unitary fee agreement.

Response: The Registrant notes the inconsistent disclosures and made edits to align the disclosures.

Financial Statements

Comment 11: Please provide the seed financial statements for this Registrant and related auditor consent in subsequent post-effective amendment.

Response: The Registrant included the seed financial statements and related auditor consent.

If you have any questions or additional comments, please call me at (216) 566-5706.

Mr. Raymond A. Be

September 11, 2025

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla